October 15, 2024

Ilan Hadar
Chief Executive Officer
Silexion Therapeutics Corp
2 Ha   ma   ayan Street
Modi   in-Maccabim-Reut, Israel 7177871

       Re: Silexion Therapeutics Corp
           Registration Statement on Form S-1
           Filed October 9, 2024
           File No. 333-282556
Dear Ilan Hadar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jonathan M. Nathan